March 20, 2009

VIA EDGAR

Sondra Snyder

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Item 4.01 Form 8-K/A
Filed March 2, 2009
File No. 0-27145

Dear Ms. Snyder:

As a follow up to our conversation yesterday, I have filed the final Form 8-K/A on the SEC website.  Thanks for your assistance during the review process.

*  *  *  *  *

In connection with our Company’s filing on Form 8-K/A, we wish to acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz